24 January 2013

National Grid plc (‘National Grid’)

Change of Company Secretary

National Grid announces the appointment of Alison Kay as Company Secretary with effect from 24 January 2013 when she takes over from Helen Mahy. Alison is also General Counsel and a member of the executive committee.

A qualified Solicitor, Alison joined National Grid in 1996 and has held a number of legal roles within the business including UK General Counsel and Company Secretary from 2000 until she took over as Commercial Director, UK Transmission in 2008. She brings a wealth of commercial and legal expertise to the role, as well as a focus on customer delivery and a track record in successful stakeholder management and policy development with the UK Government.

CONTACT

D C Forward
Assistant Secretary
0207 004 3226